Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

i. Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

ii. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: August 14, 2026

Bain Capital Life Sciences Fund, L.P.

By: Bain Capital Life Sciences Partners, LP,
its general partner

By: Bain Capital Life Sciences Investors, LLC,
its general partner

By: /s/ Andrew Hack
Name: Andrew Hack
Title: Partner

BCIP Life Sciences Associates, LP

By: Boylston Coinvestors, LLC,
its general partner

By: /s/ Andrew Hack
Name: Andrew Hack
Title: Authorized Signatory